GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

Buenos Aires, April 12, 2012

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

    Relevant Information

In compliance with the requirements set forth by the Comisión Nacional de Valores, we write to report that we received a letter from the Administración Nacional de Seguridad Social (“Anses”), dated as of April 12, 2012, notifying us of their intention to exercise its right to vote cumulatively in the election of syndics at the Ordinary Shareholders' Meeting to be held on April 19, 2012.

In respect of such Shareholders' Meeting, Anses states that it will exercise its right to vote cumulatively for 217,700,219 Class B ordinary shares which are entitled to one vote per share.  Its Class B shares represent 17.54% of the share capital and votes according to Section 284 of Law No. 19.550.

Best regards,

Pedro A. Richards
Attorney in fact